Mail Stop 4561

September 30, 2008

Mr. Scott V. Schneider
Senior Vice President and Chief Financial Officer
Saul Centers, Inc.
7501 Wisconsin Avenue, Suite 1500
Bethesda, MD 20814-6522

> **Re:** **Saul Centers, Inc.**
> **Form 10-K**
> **Filed February 28, 2008**
> **Amendment No. 1 to Proxy Statement on Schedule 14A**
> **Filed March 26, 2008**
> **File No. 001-12254**

Dear Mr. Schneider:

We have reviewed your response letter dated August 19, 2008 and have the following additional comments. If you disagree with our comments, we will consider your explanation as to why our comments are not applicable. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 31, 2007

General

1.   We note your counsel's acknowledgement on your behalf regarding the company's awareness of its obligations under the Securities Exchange Act of 1934 and the representations which followed. Please provide to us the same representations from the company, signed by an appropriate officer of the company.

Item 2. Properties, page 25

2.   We have reviewed your response to comment 1 of our letter dated August 5, 2008; however, we believe that you should disclose in your future filings the average annual rent for your properties on a portfolio basis. Please advise.

3.   We note your response to comment 2 of our previous letter that it is your intent to include two schedules of lease expirations in future filings. Please confirm that these two schedules will include the total area in square feet covered by such leases, the annual rent represented by such leases, and the percentage of gross annual rent represented by such leases.

Item 15. Exhibits and Financial Statement Schedules

4.   We note your response to our comment 4. Please file the agreement on Form 8-K or as an amendment to the Form 10-K. In the alternative, provide us with an analysis as to why you believe it is appropriate to file the agreement as an exhibit to your next Form 10-Q. We refer you to Item 601(a)(4) of Regulation S-K.

Proxy Statement on Schedule 14A

Executive Compensation

Compensation Discussion and Analysis, page 16

5.   We have reviewed your response to our comment 5 and note that decisions of your compensation committee have historically been based on a subjective evaluation by the committee with recommendations made by your chief executive officer. Please confirm for us that you will disclose in future filings, if applicable, that the committee's compensation decisions are largely subjective and the extent to which such decisions are based on the discretion and recommendations of your chief executive officer.

* * * * *

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit a response letter on EDGAR that keys your response to our comments and provide any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Kristina Aberg, Attorney-Advisor, at (202) 551-3404 or me at (202) 551-3233 if you have questions regarding these comments or any other questions.

Sincerely,

Tom Kluck
Legal Branch Chief

cc: Robert P. Sherley, Esq.
        Pillsbury Winthrop Shaw Pittman LLP
        Via facsimile (202) 663-8007